

PRESS RELEASE

Introducing VODI: The Next-Gen Messaging App With Much More!

Mobile messaging app offers free texting, voice calling and video calling along with other powerful features



Meet Vodi: the new, one-of-a-kind mobile messaging commerce app with a fun, interactive interface that keeps users from around the globe connected.

Vodi offers enhanced messaging, voice calling and video calling applications, combined with unique conversational commerce services, instant mobile eGift delivery and prepaid mobile recharge capability—all in one app.

Text Messaging is *So* Yesterday

According to PortioResearch, more than 6 billion cell phone users worldwide regularly use text messaging and more than 2.1 billion already use over-the-top social chat apps.

Vodi offers these billions of users a new, free instant messaging service enhanced with features that make it stand apart from the alternatives and ideal for users communicating globally. For example, conversational search gives users instant text recognition and search capability integrated with top-rated apps – including Yelp, Fandango, Spotify, Groupon and YouTube – that intuitively finds relevant links such as restaurant reviews, music tracks and movie showtimes in real time. With this feature, users can easily plan a date or share a new favorite song with friends and family without ever having to search in a browser.

Another aspect that further differentiates Vodi from other messaging apps is its conversational commerce feature, which enables users to "socially give" by simply accessing Vodi's integrated mobile store offerings and sending gifts within a chat. This can be used to send eGift cards or top-up prepaid mobile phones during the course of a conversation - the process is instant, simple, secure and convenient.

Vodi's messaging also features readily available translation of texts to any of more than 90 different languages, as well as a convenient toolbar with instant attachment, GIF, emoji and doodling capabilities, all within a colorful, fun messaging interface.

Friends and Family Are Closer Than You Think

Vodi's free voice and video calling allows users to talk and see each other, any time or place.

With Vodi Out, users can make calls worldwide, to non-Vodi mobile or landlines, making "global" truly local. This feature enables high-quality international calling at competitive rates worldwide through WiFi, LTE, 4G or 3G networks. Vodi users also enjoy transparent pricing and can check rates for any country they wish to call before using the service.

Vodi's Mobile Store Has It Covered

Vodi provides cutting-edge features and convenience with instant and easy purchasing and payment options. Users can buy and send eGift cards, redeemable in the United States and Mexico, from any of more than 100 popular brands. The mobile recharge feature allows users to conveniently recharge prepaid mobile plans in 135 countries with 390-plus mobile destinations. Vodi also accepts all major credit cards, PayPal, and even BitCoin!

It Pays to Use Vodi, Literally

Not only does Vodi make it easy to socially give to one another, but the app also gives back to its users every day. Earning rewards is easy and fun with Vodi's engaging, community-based gamification format. Users earn an "in-app" currency called V-Coins, which can be "cashed out" for Vodi services and mobile store products. Vodi also facilitates first-of-their-kind worldwide contests that allow users to race for rewards and track their ranks within the Vodi community in real time.



4:55 PM
vodi
Contest
205
V-Coins
Silver
many more...
eGift Cards
Recharge Friend's Mobile
Chats
Contacts
Call
Invite
More

Vodi's eGift card store offers more than 80 brands (left). Recharging your loved ones' mobiles around the world is simple, quick and convenient (right).

Unlike most apps that use a traditional "direct" referral incentive model, Vodi offers users a first-, second-, and third-generation referral system, so users receive rewards for their entire referral network tree.

Vodi's business-to-business rewards model offers businesses (online stores, travel businesses, mobile operators, TV networks, handset manufacturers, etc.) and influencers (YouTubers, Instagrammers, bloggers, etc.) the opportunity to leverage their customer bases and followers to generate significant revenue. Since Vodi applies a four-generation referral system to businesses and brand incentives, sharing a single referral code can actually become a global monetization opportunity for Vodi B2B partners.



Movies
yelp
Cinefest Film Theatre
Plaza Theatre
Regal Cinemas Atlantic Station 18 IMAX & RPX
AMC Phipps Plaza 14
Starlight Drive-In Theatre
Landmark Midtown Art Cinema
Tristina
I did it! I graduated!
Congrats, I've a surprise for you
eGift Cards
for Tristina
SUCCESSFUL
Type a message...
RECHARGE
eGIFT CARDS
HANDWRITE
LOCATION

Typing "movies" in a Vodi chat enables conversational search (left). Conversational commerce lets users send instant eGift cards within a chat (right).

Stay in Touch With Vodi

Vodi is now available for mobile device download via the App Store and Google Play. The Vodi app team has many more exciting features and global services coming down the pipeline, so follow the app's team on Facebook and check out our blog to stay updated.

For more information, high-resolution images and interview opportunities, contact media@vodi.io or call (678) 757-7070. Visit our blog at www.vodi.io/blog for more Vodi news.

Vodi is a product of MilTec Platform, Inc., a Delaware company headquartered in Atlanta, Georgia (USA). Established in 2014, MilTec offers IT platforms and mobile applications, including the mobile app Vodi. Visit the company's website at www.miltecplatform.com.